SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 20, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Av. Jurandir, 856, Lote 4, 1o andar
CEP 04072-000, São Paulo/SP

Announcement to Shareholders

Payment of Dividends

We hereby announce to our shareholders that, our Board of Directors, at a meeting held on March 20, 2007, approved, “ad referendum” to the next General Shareholders’ Meeting, the payment of dividends in the total value of R$137,268,869.54, representing R$0.9117 per share, referring to the year ended December 31, 2007, being supplementary dividends in the amount of R$120,357,647.41, representing R$0.7994 per share and interest on shareholders’ capital R$16,911,222.13, representing R$0.1123 per share, observing that:

1.
The payments will be effective on March 30, 2007, for all outstanding shares on March 20, 2007. The shares negotiated in the Bovespa and the NYSE, as of March 21, 2007, will not be entitled to dividends, i.e. ex-dividends on March 21, 2007.

2.	The dividends in the amount of R$0.7994 per share, preferred and common, as per current legislation, are not subject to withholding income tax.

3.
For interest on shareholders’ equity in the amount of R$0.1123 per share, preferred and common, is subject to withholding income tax at a rate of 15%, except to shareholders that evidence to be exempt or immune.

4.	Shareholders with fiduciary custody will have their amounts made available as per procedures used by the exchanges.

5.
For the shareholder without local registration in the CNPJ/CPF, or indication of “Bank/Agency and account no.”, the payments will be made as of the third business day counted from the date of the updated registry in the archives of Banco Itaú S.A., which may be effected at any agency or by correspondence mailed to Banco Itaú S.A. - Diretoria de Serviços para o Mercado de Capitais – Gerência de Operações/Unidade de Ações e Debêntures, at Avenida Engenheiro Armando de Arruda Pereira, 707 – 9° andar - São Paulo/SP - CEP 04344-902.

São Paulo, March 20, 2007.

TAM S.A.
Libano Miranda Barroso

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.